Exhibit 12(a)

General Electric Capital Corporation and consolidated affiliates

Computation of Ratio of Earnings to Combined Fixed Charges

	Year ended December 31
(Dollars in millions)	2009	2008	2007	2006	2005

Earnings (loss)(a)	$(2,654)	$5,991	$12,914	$11,522	$9,555
Plus:
Interest included in expense(b)	17,863	24,943	22,588	17,688	13,895
One-third of rental expense(c)	272	172	337	307	301
Adjusted "earnings"(d)	$15,481	$31,106	$35,839	$29,517	$23,751

Fixed Charges:
Interest included in expense(b)	$17,863	$24,943	$22,588	$17,688	$13,895
Interest capitalized	39	65	80	77	72
One-third of rental expense(c)	272	172	337	307	301
Total fixed charges	$18,174	$25,180	$23,005	$18,072	$14,268

Ratio of earnings to fixed charges	0.85	1.24	1.56	1.63	1.66

(a)	Earnings (loss) before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Included interest on tax deficiencies.

(c)	Considered to be representative of interest factor in rental expense.

(d)
In accordance with Item 503 of SEC Regulation S-K, we are required to disclose the amount of earnings needed to achieve a one-to-one ratio of earnings to fixed charges. As of December 31, 2009, this amount was $2,693 million.